FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RELEVANT FACT

ENDESA’s Board of Directors has adopted the necessary resolutions to adjust the Board composition as a result of the successful tender launched by Acciona and Enel over 100% of shares outstanding and to comply with their Agreement of March 26, 2007.

As a result of these resolutions:

Mr. José Manuel Entrecanales Domecq was appointed Board Member and Executive Chairman
Mr. Andréa Brentan was appointed Board Member and Vice President
Mr. Rafael Miranda was ratified as Board Member and CEO of the Company
Ms. Carmen Becerril Martinez, Mr. Luigi Ferraris, Mr. Claudio Machetti, Mr. Valentín Montoya Moya and Mr. Esteban Morrás Andrés were all appointed Board Members.

Mr. Fernando D’Ornellas Silva and Mr. Francisco de Borja Prado Eulate will hold their current positions as Board Members.

The composition of the Executive Committee is comprised as follows:

Mr. José Manuel Entrecanales Domecq, Chairman
Mr. Andréa Brentan
Mr. Rafael Miranda Robredo
Mr. Valentín Montoya Moya
Mr. Esteban Morras Andrés
Mr. Luigi Ferraris

The Audit and Compliance Committee is comprised as follows:

Mr. Borja Prado Eulate, Chairman
Mr. Andréa Brentan
Mr. Fernando D’Ornellas Silva
Mr. Valentín Montoya Moya

The Appointments and Remuneration Committee is comprised as follows:

Mr. Fernando D’Ornellas Silva, Chairman
Mr. Andréa Brentan
Mr. Borja Prado Eulate
Ms. Mª Carmen Becerril Martinez

Mr. Entrecanales Domecq, Mr. Miranda Robredo and Mr. Morras Andrés will hold the position of executive nominee directors. Mr. Brentan, Mr. Ferraris, Mr. Machetti, Mr. Montoya and Ms. Becerril will hold the position of nominee directors. Mr. D’Ornellas and Mr. Prado will continue to hold their position of independent directors.

Mr. Manuel Pizarro Moreno who held the position of Chairman, Mr. Miguel Blesa de la Parra, Mr. Juan Ramón Quintás Seoane, Mr. Francisco Javier Ramos Gascón, Mr. Alberto Recarte García-Andrade, Mr. Juan Rosell Lastortras and Mr. José Serna Masiá have all resigned as Members of the Board.

The Board of Directors appointed Mr. Manuel Pizarro Moreno as Honorary Chairman. This title will be jointly held with Mr. Feliciano Fuster and Mr. Rodolfo Martín Villa.

In addition, the following Executive Committee members were appointed: Mr. Esteban Morras Andrés as Deputy Chairman and Managing Director, Mr. Juan Gallardo Cruces as CFO, Mr. Paolo Biondi as Deputy CFO, Mr. Pio Cabanillas Alonso as Senior Vice President of Communications and Mr. Francesco Buresti as Senior Vice President of Procurements. The rest of the members of the Executive Committee have all been ratified and will hold their current positions.

Madrid, October 18, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: October 18, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations